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                 April 20, 2022

       Christian Itin
       Chief Executive Officer and Director
       Autolus Therapeutics plc
       The MediaWorks
       191 Wood Lane
       White City
       London W12 7FP
       United Kingdom

                                                        Re: Autolus
Therapeutics plc
                                                            Registration
Statement on Form F-3
                                                            Filed April 15,
2022
                                                            File No. 333-264304

       Dear Dr. Itin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Laura Crotty at 202-551-7614 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Brian F. Leaf